UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

FirstBank NW Corp

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33762X106

(CUSIP Number)

Matthew S. Topham, Esq.	Jeffery D. Gow
Preston Gates & Ellis LLP	11624 S.E. 5th Street, Suite 200
925 Fourth Avenue, Suite 2900	Bellevue, WA 98005
Seattle, WA 98104	(425) 586-7700
(206) 623-7580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crescent Capital VI, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 539,492*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 539,492*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,492*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%**

14.	Type of Reporting Person (See Instructions) OO

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 539,492 shares of the Issuer’s Common Stock, Steve Wasson, a member of Crescent, individually owns 200 shares of the Issuer’s Common Stock. Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,930,712 shares of Common Stock outstanding as of April 30, 2006, as reported by the Issuer in its Form 10-K for the fiscal year ended March 31, 2006, filed with the Securities and Exchange Commission on May 30, 2006.

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffery D. Gow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 539,492*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 539,492*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,492*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 539,492 shares of the Issuer’s Common Stock. As the manager of Crescent, Jeffery Gow may be deemed to beneficially own the shares owned by Crescent. Steve Wasson, a member of Crescent, individually owns 200 shares of the Issuer’s Common Stock. Mr. Gow does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,930,712 shares of Common Stock outstanding as of April 30, 2006, as reported by the Issuer in its Form 10-K for the fiscal year ended March 31, 2006, filed with the Securities and Exchange Commission on May 30, 2006.

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steve Wasson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 200*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 539,492 shares of the Issuer’s Common Stock. Steve Wasson, a member of Crescent, individually owns 200 shares of the Issuer’s Common Stock. Mr. Wasson does not have any voting or dispositive power over Crescent’s shares and hereby disclaims beneficial ownership of the shares owned by Crescent except to the extent of his interest as a member of Crescent in the shares owned by Crescent.

** The calculation is based on a total of 5,930,712 shares of Common Stock outstanding as of April 30, 2006, as reported by the Issuer in its Form 10-K for the fiscal year ended March 31, 2006, filed with the Securities and Exchange Commission on May 30, 2006.

Explanatory Note

This Amendment No. 8 to Schedule 13D (“Amendment”) relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of FirstBank NW Corp., a Washington corporation (the “Issuer”). This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”), and Steve Wasson, an individual (“Wasson”). Crescent, Gow and Wasson are hereinafter sometimes referred to together as the “Reporting Persons”. This Amendment is filed to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D, as amended (the “Schedule 13D”), previously filed with the Securities and Exchange Commission. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

Item 4.      Purpose of Transaction

On June 5, 2006, the Issuer announced that the Issuer and Sterling Financial Corporation, a Washington corporation (“Sterling”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) on June 4, 2006, pursuant to which the Issuer will be merged with and into Sterling with Sterling being the surviving corporation in the merger. The Issuer further announced that the Merger Agreement has been unanimously approved by the boards of directors of both the Issuer and Sterling. On June 16, 2006 Crescent delivered to the board of directors of the Issuer a letter stating that in light of the Issuer’s announcement of the Merger Agreement, Crescent has withdrawn its Revised Offer. A copy of the June 16 letter is attached hereto as Exhibit 99.20 and incorporated herein by reference.

Crescent will continue to assess the Issuer’s business and prospects, the likelihood of closing of the Merger Agreement, other business investment opportunities available to Crescent, economic conditions, stock market conditions, the availability and nature of opportunities to dispose of Crescent’s interest in the Issuer and to realize trading profits or minimize trading losses, and other plans and requirements of Crescent. Crescent intends to abandon its efforts to acquire the Issuer and will dispose of its stock by means of open market or private transactions for cash or for other consideration or through hedging transactions, although Crescent will consider holding the stock through closing of the Merger Agreement.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, Crescent may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, or other third parties regarding such matters.

Item 7.      Material to Be Filed as Exhibits

Exhibit No.	Description
99.1

Name, business address and present principal occupation of each executive officer or person controlling Crescent Capital VI, L.L.C. (incorporated herein by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.2

Form of Salomon Smith Barney Client Agreement (incorporated herein by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004)

99.3

Letter delivered by Crescent Capital to Issuer on February 1, 2006 (incorporated herein by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.4

Joint Filing Agreement dated February 1, 2006 (incorporated herein by reference to Exhibit 7 to the Reporting Person’s Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.5	List of Investors (incorporated herein by reference to Exhibit 99.5 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on May 8, 2006)
99.6	Term Sheet (incorporated herein by reference to Exhibit 9 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 21, 2006)
99.7	Post-Closing Charter Summary (incorporated herein by reference to Exhibit 10 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 21, 2006)

99.8	Form of Financing Commitment Letter (incorporated herein by reference to Exhibit 11 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 21, 2006)
99.9

Letter delivered by Crescent Capital to Issuer on February 16, 2006 (incorporated herein by reference to Exhibit 12 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 21, 2006)

99.10

Letter delivered by Issuer to Crescent Capital on February 24, 2006 (incorporated herein by reference to Exhibit 99.10 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on April 24, 2006)

99.11

Letter delivered by Crescent Capital to Issuer on March 6, 2006 (incorporated herein by reference to Exhibit 99.11 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on April 24, 2006)

99.12

Letter delivered by Crescent Capital to Issuer on March 29, 2006 (incorporated herein by reference to Exhibit 99.12 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on April 24, 2006)

99.13

Presentation by Crescent Capital to Issuer on April 6, 2006 (incorporated herein by reference to Exhibit 99.13 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on April 24, 2006)

99.14

Letter delivered by Crescent Capital to Issuer on April 20, 2006 (incorporated herein by reference to Exhibit 99.14 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on April 24, 2006)

99.15

Letter delivered by Crescent Capital to Issuer on April 27, 2006 (incorporated herein by reference to Exhibit 99.15 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on May 1, 2006)

99.16

Letter delivered by Crescent Capital to Issuer on April 27, 2006 (incorporated herein by reference to Exhibit 99.16 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on May 1, 2006)

99.17

Letter delivered by Crescent Capital to Issuer on May 5, 2006 (incorporated herein by reference to Exhibit 99.17 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on May 8, 2006)

99.18

Form of Amendment to Financing Commitment Letter dated May 5, 2006 (incorporated herein by reference to Exhibit 99.18 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on May 8, 2006)

99.19	Joint Filing Agreement dated May 8, 2006 (incorporated herein by reference to Exhibit 99.19 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on May 8, 2006)
99.20	Letter delivered by Crescent Capital to Issuer on June 16, 2006

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2006
Crescent Capital VI, L.L.C.

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Manager

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson